FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendment to Shareholder Rights Plan Agreement dated as of May 14, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

AMENDMENT TO SHAREHOLDER RIGHTS PLAN AGREEMENT effective as of May 14, 2009, amending the Shareholder Rights Plan Agreement dated as of November 28, 2008.

BETWEEN:

BRAZAURO RESOURCES CORPORATION, a company incorporated under the laws of British Columbia (the “Company”)

OF THE FIRST PART

- and –

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada (the “Rights Agent”)

OF THE SECOND PART

WHEREAS the Company and the Rights Agent entered into an agreement (the “Rights Plan Agreement”) dated November 28, 2008, respecting a shareholder rights plan (the “Original Plan”) that would be effective until the earlier of the date of termination of the meeting called to consider the confirmation of the Rights Plan Agreement and May 28, 2009, unless a resolution ratifying the continued existence of the Rights Plan Agreement was approved by Independent Shareholders, as defined in the Rights Plan Agreement.

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined that it is advisable to continue the Original Plan by adopting an amendment to the effective date set out in section 5.15 of the Rights Plan Agreement, such that the Company will have until the earlier of (i) the date of termination of the meeting called to consider the confirmation of the Rights Plan Agreement; and (ii) June 19, 2009 to have the Rights Plan Agreement ratified by a resolution passed by a majority of the votes cast by Independent Shareholders, as defined in the Rights Plan Agreement, present or represented by proxy at a meeting of shareholders.

NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree the Rights Plan Agreement will remain in full force and effect, except as set forth:

1.	“Subsection 5.15- Effective Date” of the Rights Plan Agreement shall be amended to read as follows:

“This Agreement is in full force and effect in accordance with its terms from and after the Record Time; provided, however, that if this Agreement is not ratified by a resolution passed by a majority of the votes cast by the Independent Shareholders present or represented by proxy at a meeting of shareholders to be held not later than June 19, 2009, then this Agreement and all outstanding Rights shall, without further formality, terminate and be void and of no further force and effect on and from that date which is the earlier of (i) the date of termination of the meeting called to consider the confirmation of this Agreement; and (ii) June 19, 2009.”

2.	The form of Rights Certificate attached as Schedule “A” to the Rights Plan Agreement shall be replaced with the form of certificate attached hereto as Schedule “A”.
3.	Except as amended hereby, the Rights Plan Agreement is hereby approved, ratified and confirmed.

4.

This Agreement may be executed in any number of counterparts, each of which counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

BRAZAURO RESOURCES CORPORATION

By:

“Brian C. Irwin”
__________________________________
Authorized Signatory

COMPUTERSHARE INVESTORS SERVICES INC.

By:

“Pam Hosfield” __________________________________
Authorized Signatory

By:

“Mariano Banting” __________________________________
Authorized Signatory

Schedule “A”

BRAZAURO RESOURCES CORPORATION

SHAREHOLDER RIGHTS PLAN AGREEMENT

[FORM OF RIGHTS CERTIFICATE]

Certificate No._____________	_________________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), THE RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS ASSOCIATES OR AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

This certifies that ____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 28th day of November, 2008, as amended the 14th day of May, 2009, (together the “Rights Agreement”) between Brazauro Resources Corporation, a corporation subsisting under the Business Corporations Act (British Columbia) (the “Corporation”) and Computershare Investor Services Inc., a company existing under the laws of Canada authorized to carry on the business of a rights agent, as rights agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Company at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid and non-assessable Common Share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $100 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 (Canadian) per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Company which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders of the Company at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Company (except as provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company.

Date:__________________________

BRAZAURO RESOURCES

CORPORATION

By: ______________________________	By: ______________________________
Authorized Signature	Authorized Signature

COMPUTERSHARE INVESTOR

SERVICES INC.

By: ______________________________	By: ______________________________
Authorized Signature	Authorized Signature